NQL ENERGY SERVICES INC.
1507 - 4th Street, Nisku, Alberta, Canada T9E 7M9
Phone: 780.955.8828 Fax: 780.955.3309
Website: www.nql.com Info: investor@nql.com

SUPPL

06016275

SEC MAIL PROCESSING RECEIVED
AUG 2 2 2006
WASH. D.C. 185 SECTION

Our File: 300.171

August 14, 2006

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames;

Re: NQL Energy Services Inc. (the "Issuer") (formerly NQL Drilling Tools Inc.)
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-2052

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's submission of May 23, 2006:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1. Information which the Issuer has made or is required to make public since May 23, 2006 pursuant to the laws of Canada:		
a. News releases	immediately	Issuer
i. July 26, 2006		
ii. August 9, 2006		
Second Quarter 2006 Results	within 45 days from end of quarter	Issuer
b. Management's Discussion and Analysis for the second quarter ended June 30, 2006	within 45 days from end of quarter	Issuer
i. August 10, 2006		
c. Second Quarter Report (includes Management's Discussion and Analysis) for the second quarter ended June 30, 2006	within 45 days from end of quarter	Issuer
i. August 10, 2006		
d. Form 52-109F2 – Certification of Interim Filings - CFO	upon filing of financials	Issuer
i. August 10, 2006		
e. Form 52-109F2 – Certification of Interim Filings - CEO	upon filing of financials	Issuer
i. August 10, 2006		

PROCESSED
AUG 2 4 2006
THOMSON
FINANCIAL

8/23

NQL is listed on the Toronto Stock Exchange (NQL).

2.	Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
	a.	the same information as referred to in items: 1. a. to e. inclusive	
3.	Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer):		
	a.	Second Quarter Report (includes Management's Discussion and Analysis) for the second quarter ended June 30, 2006	within 45 days from end of quarter
		i. August 14, 2006	
4.	Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer) which materials are in addition to those listed in item 3.a. above: N/A		

Please note that we have not included a separate copy of the Management's Discussion and Analysis as it is included in the Second Quarter Report.

We trust you will find the foregoing satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned by telephone (780-955-6474) or e-mail (sue.foote@nql.com).

Regards,

Susan J. Foote
Corporate Secretary

Enclosures

NQL Energy Services Inc. Q2 Conference Call

NISKU, AB, July 26, 2006 /CNW/ - NQL Energy Services Inc. (TSX – NQL)

NQL Energy Services Inc. to host 2nd Quarter Results Conference Call

Kevin Nugent, President and CEO of NQL Energy Services Inc., will host a conference call on Wednesday, August 9th, 2006 at 12:00 noon Eastern Time (10:00 a.m. Mountain Time) to discuss second quarter financial results that are expected to be released prior to the market opening that day. To participate in the conference call, please dial 416-644-3418 in Toronto and internationally. If you are connecting from other parts of Canada or the U.S., dial 866-250-4892. Please call 10 minutes prior to the start of the call. In addition, a live webcast (listen-only mode) of the conference call will be available at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1543520

A replay of the conference call will be available at 416-640-1917 or 877-289-8525, passcode 21197169 followed by the number sign from 2:00 p.m. (Eastern Time) August 9th to 11:59 p.m. (Eastern Time) September 9th or through the Webcast archives at www.newswire.ca.

NQL Energy Services Inc. is a Canadian based company that provides downhole tools, services and technology used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis. The Company's shares trade on the Toronto Stock Exchange under the symbol "NQL".

For further information please contact: Kevin L. Nugent, President and Chief Executive Officer, 403-266-3700 or kevin.nugent@nql.com.

NQL Announces Second Quarter Financial Results

NISKU, AB, August 9, 2006 – NQL Energy Services Inc. (TSX – NQL) announces its second quarter and year-to-date results which reflect the ongoing strength in demand for drilling services and the positive impact of the Company's geographically diversified operations.

NQL's second quarter income per common share from continuing operations more than doubled to $0.14/share versus $0.06/share in 2005. The year-over-year improvement stems from a variety of factors including very strong industry activity levels, the positive impact of the Prescott acquisition, improved pricing, and improved EBITDA margins reflecting the operational leverage of the Company during periods of high activity.

Second quarter 2006 EBITDA also showed significant strength and increased 100 percent to $12.8 million (36 percent of revenue) versus $6.4 million (31 percent of revenue) in 2005. The improvements in EBITDA margins reflect the efficiencies associated with high activity levels as general and administrative costs as a percentage of revenue declined from 19 percent in the second quarter of 2005 to 14 percent during the second quarter of 2006.

NQL recorded revenue of $35.4 million during the second quarter of 2006 representing an increase of 72 percent over the $20.5 million recorded in 2005. Geographically, revenue was broken down between $6.9 million (2005 - $4.0 million) in Canada, $21.4 million (2005 - $12.0 million) in the United States and $7.1 million (2005 - $4.5 million) from various international locations.

Operationally, the second quarter of 2006 featured the following highlights:

- the Prescott acquisition significantly outperformed expectations and produced C$7.4 million in revenue;
- results in the Middle East region increased to record levels with quarterly revenue of C$1.9 million compared to only C$0.6 million in the second quarter of 2005;
- EM demand continued to remain strong with the sale of 5 kits during the quarter;
- significant steps to improve our manufacturing capability were taken including: a) the consolidation of the former Stabeco Calgary facility into our primary Canadian facility in Nisku; b) expansion of the Prescott facility in Lafayette which will continue through the remainder of 2006; and c) increases in Houston manufacturing staff for our EM product line which will result in the company reaching its stated goal of producing three kits per month;
- output in the Nisku manufacturing facility in the second quarter increased 55 percent over the comparable period in 2005. The Company anticipates manufacturing hours will show further increases in the third quarter;
- the Company increased its fleet of rental motors in the second quarter by 4 percent since the end of the first quarter of this year; and
- as a result of continued poor financial results in Argentina, management has made the decision to discontinue operations in that country. Management expects to fully discontinue operations in Argentina during the third quarter and redeploy the operating assets to other regions of the world where the Company can capitalize on high demand and positive economics. The impact on the Company related to shutting down operations in Argentina is expected to be a one-time charge of $0.03/share which was recorded in the second quarter results.

Although North American natural gas prices have been subject to significant downward pressure over the past several months, the Company has seen virtually no impact on its operations and continues to experience very high levels of demand for its products and services. NQL's manufacturing operations are currently working through a strong order book reflecting the very high levels of customer demand for both downhole motors and EM systems. As a result, the Company will maintain its focus on increasing manufacturing output to capture existing demand in the current environment.

Looking forward, recent positive signals in the natural gas market and the strong demand being experienced by NQL have improved the outlook of management over the near term. The Company is cautiously optimistic that drilling activity in North America will not be significantly impacted over the short term by high natural gas storage levels as industry participants appear to be focused on the bullish longer-term fundamentals in the industry. As a result, the Company intends to utilize its strong balance sheet and continue to aggressively advance both internal and external growth initiatives until such time as market conditions indicate a need for a change in strategy.

NQL Energy Services Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.

Non-GAAP Measures

In this press release, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in comparison to prior periods. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Disclosure Regarding Forward - Looking Information

Certain information contained in this press release, including information and statements which may contain words such as "could", "plans", "should", "anticipates"," expect", "believe", "will", and similar expressions and statements relating to matters that are not historical facts are forward-looking information including, but not limited to, information as to: future capital expenditures, including the amount and nature thereof; drilling activity levels; oil and gas prices and demand; business strategy; expansion and growth of NQL's business and operations; increases in manufacturing hours and other such matters. This forward looking information is based on certain assumptions and analyses made by NQL in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. In particular, our assessment as to increases in manufacturing hours is based upon continued efficiencies in the Company's Nisku facility. However, whether actual results, performance or achievements will conform with NQL's expectations and predictions expressed or implied by the forward looking information is subject to known and unknown risks and uncertainties which could cause actual results to differ materially from NQL's expectations and predictions expressed or implied by the forward looking information, including: fluctuations in the market for oil and gas related products and services, the success of integrating and realizing the potential of acquisitions, demand for products and services in the drilling industry generally, political and economic conditions in the countries in which NQL does business, the ability of NQL to attract and retain key personnel, fluctuations in the value of the Canadian dollar relative to the US dollar, technological change, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's continuous disclosure filings, filed on sedar.com, including those referred to in the management's discussion and analysis section of NQL's most recent Annual Report to shareholders as well as those risk factors described in NQL's most recent Annual Information Form. Consequently, all of the forward-looking information contained in this press release are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by NQL, as expressed or implied by the forward looking information, will be realized or, even if substantially realized, that they will have the expected consequences to or effects on NQL or its business operations. NQL disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events. Readers should not place undue reliance on forward-looking information.

For further information please contact Kevin Nugent, President and Chief Executive Officer at (403) 266-3700 or via e-mail at kevin.nugent@nql.com.

NQL Energy Services Inc.
Consolidated Balance Sheets
(Unaudited)

(Thousands of Canadian dollars)	June 30, 2006	December 31, 2005
ASSETS		
CURRENT		
Cash and cash equivalents	$ 4,672	$ 1,909
Accounts receivable	33,284	28,162
Income taxes recoverable	672	2,322
Inventory	26,884	22,081
Prepaid expenses	963	971
Future income taxes	3,923	4,876
	70,398	60,321
Future income taxes	-	571
Capital assets	74,891	73,543
Intangible assets	13,028	6,362
Goodwill	12,634	4,336
	$170,951	$145,133
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	18,599	13,901
Income taxes payable	1,966	802
Current portion of long-term debt	4,706	1,978
	25,271	16,681
Long-term debt	653	879
Future income taxes	9,917	3,460
	35,841	21,020
SHAREHOLDERS' EQUITY		
Capital stock	184,607	184,393
Contributed surplus	7,114	6,527
Deficit	(35,359)	(48,199)
Cumulative translation adjustment	(21,252)	(18,608)
	135,110	124,113
	$170,951	$145,133

NQL Energy Services Inc. **Consolidated Statement of Operations** *(Unaudited)*	For the three months ended June 30,		For the six months ended June 30,	
	2006	**2005**	**2006**	**2005**
(Thousands of Canadian dollars, except share and per share data)		*(restated)*		*(restated)*
Revenue	$35,419	$20,548	$70,063	$41,924
Direct expenses	17,695	10,222	32,402	20,391
Gross Margin	17,724	10,326	37,661	21,533
Expenses				
General and administrative	4,949	3,908	9,655	8,060
Amortization	3,378	2,349	6,413	4,777
	8,327	6,257	16,068	12,837
Income from continuing operations before under noted	9,397	4,069	21,593	8,696
Interest expense	(210)	(77)	(342)	(234)
Stock-based compensation	(341)	(210)	(661)	(310)
Other income	67	10	15	34
Foreign exchange income (loss)	181	(102)	157	(206)
Income from continuing operations before income taxes	9,094	3,690	20,762	7,980
Income tax (expense) recovery				
Current	(1,655)	199	(2,210)	(185)
Future	(1,326)	(1,348)	(4,315)	(2,065)
	(2,981)	(1,149)	(6,525)	(2,250)
Income from continuing operations	6,113	2,541	14,237	5,730
(Loss) income from discontinued operations, net of income taxes	(1,311)	(105)	(1,397)	179
Net income	$4,802	$2,436	$12,840	$5,909
Income (loss) per common share				
Income per common share from continuing operations				
Basic	$0.14	$0.06	$0.33	$0.14
Diluted	$0.14	$0.06	$0.32	$0.14
Loss per common share from discontinued operations				
Basic	$(0.03)	$0.00	$(0.03)	$0.00
Diluted	$(0.03)	$0.00	$(0.03)	$0.00
Net income per common share				
Basic	$0.11	$0.06	$0.30	$0.14
Diluted	$0.11	$0.06	$0.29	$0.14
Weighted average common shares outstanding – basic	43,276,624	41,983,925	43,262,311	41,947,606
Weighted average common shares outstanding – diluted	44,449,032	42,225,186	44,304,222	42,111,220

NQL Energy Services Inc.
Consolidated Statement of Deficit
(Unaudited)

(Thousands of Canadian dollars)	For the three months ended June 30, 2006	For the three months ended June 30, 2005	For the six months ended June 30, 2006	For the six months ended June 30, 2005
Deficit, beginning of period	$ (40,161)	$ (59,646)	$ (48,199)	$ (63,119)
Net income for the period	4,802	2,436	12,840	5,909
Deficit, end of period	$ (35,359)	$ (57,210)	$ (35,359)	$ (57,210)

NQL Energy Services Inc. **Consolidated Statement of Cash Flow** *(Unaudited)* *(Thousands of Canadian dollars)*	**For the three months ended June 30,**		**For the six months ended June 30,**	
	2006	**2005** *(restated)*	**2006**	**2005** *(restated)*
Net inflow (outflow) of cash related to the following activities				
OPERATING ACTIVITIES				
Income from continuing operations	$ 6,113	$ 2,541	$ 14,237	$ 5,730
Items not affecting cash				
Amortization	3,378	2,349	6,413	4,777
Amortization of deferred financing costs	13	46	17	65
Stock-based compensation	341	210	661	310
Future income taxes	1,326	1,348	4,315	2,065
Gain on sale of capital assets	(1,212)	(23)	(3,084)	(128)
	9,959	6,471	22,559	12,819
Net change in operating working capital items	4,222	(814)	(240)	(4,327)
Cash provided by continuing operations	14,181	5,657	22,319	8,492
Cash (used in) provided by discontinued operations	(36)	287	(57)	504
Cash provided by operating activities	14,145	5,944	22,262	8,996
FINANCING ACTIVITIES				
Issuance of capital stock	11	95	140	217
Proceeds from long-term debt	73	28	17,459	86
Repayment of long-term debt	(10,271)	(3,571)	(15,945)	(4,876)
Cash (used in) provided by financing activities	(10,187)	(3,448)	1,654	(4,573)
INVESTING ACTIVITIES				
Proceeds from the sale of capital assets	3,558	1,125	6,746	2,971
Business acquisition	(34)	-	(20,272)	-
Intangible assets	-	-	(43)	(26)
Purchase of capital assets	(4,739)	(1,791)	(7,584)	(3,156)
Cash used in investing activities	(1,215)	(666)	(21,153)	(211)
Net increase in cash and cash equivalents	2,743	1,830	2,763	4,212
Cash and cash equivalents, beginning of period	1,929	3,809	1,909	1,427
Cash and cash equivalents, end of period	$4,672	$5,639	$4,672	$5,639
Supplementary disclosure of cash flow information				
Interest paid	$ 258	$ 83	$ 358	$ 275
Income taxes (received) paid	$ (971)	$ 399	$ (316)	$ 646

FORM 52 – 109F2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, Darren Stevenson, Vice President Finance, acting in the capacity of Chief Financial Officer of NQL Energy Services Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Energy Services Inc. (the "issuer") for the interim period ended June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

August 10, 2006

/s/ Darren Stevenson
Darren Stevenson
Vice President Finance

FORM 52 – 109F2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, Kevin Nugent, President and Chief Executive Officer of NQL Energy Services Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Energy Services Inc. (the "issuer") for the interim period ended June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

August 10, 2006

/s/ Kevin Nugent
Kevin Nugent
President and Chief Executive Officer

Strong Roots for Future Growth



NQL ENERGY SERVICES INC.
SECOND QUARTER REPORT
JUNE 30, 2006

CORPORATE PROFILE

NQL Energy Services Inc. is a Canadian based company that provides downhole tools, services and technology used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis. The Company's shares trade on the Toronto Stock Exchange under the symbol "NQL".

NQL Energy Services Inc., through its subsidiaries ("NQL" or "the Company") offers a number of downhole tools and services to the directional drilling and straight hole drilling markets, including drilling motors, EM-MWD guidance systems, reamers, drilling jars, shock tools and various other complementary products. The Company's directional drilling motors, shock tools and drilling jars are marketed under the Black Max and Prescott trademarks while its straight hole drilling motors and reamers are marketed under the Stabeco trademark. NQL's EM-MWD directional drilling guidance system is marketed under the BlackStar trademark and is used in conventional and underbalanced drilling fluid systems.

The Company also operates over 100,000 square feet of world class manufacturing space in four locations. These facilities manufacture products for internal use and for third party customers and are capable of producing the vast majority of the components utilized in the Company's product lines providing NQL with significant flexibility in meeting the timing requirements and specialized needs of its customers.

The Company's operations in Canada are located in Nisku, Grande Prairie and Calgary, Alberta; and Estevan, Saskatchewan. Operations in the United States are located in Houston and Odessa, Texas; Bakersfield, California; Oklahoma City, Oklahoma; Casper, Wyoming; Vernal, Utah; Lafayette, Louisiana; Parkersburg, West Virginia; Traverse City, Michigan; Baker, Montana; and Denver and Grande Junction, Colorado. Internationally the Company operates in Venezuela, Holland, Bolivia, and The United Arab Emirates.

FORWARD LOOKING INFORMATION

Certain information contained in this interim report (including Management's Discussion and Analysis), including information and statements which may contain words such as "could", "plans", "should", "anticipates", "expect", "believe", "will", and similar expressions and statements relating to matters that are not historical facts are forward-looking information including, but not limited to, information as to: future capital expenditures, including the amount and nature thereof; drilling activity levels; oil and gas prices and demand; business strategy; expansion and growth of NQL's business and operations; increases in manufacturing hours and other such matters. This forward looking information is based on certain assumptions and analyses made by NQL in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. In particular, our assessment as to increases in manufacturing hours is based upon continued efficiencies in the Company's Nisku facility. However, whether actual results, performance or achievements will conform with NQL's expectations and predictions expressed or implied by the forward looking information is subject to known and unknown risks and uncertainties which could cause actual results to differ materially from NQL's expectations and predictions expressed or implied by the forward looking information, including: fluctuations in the market for oil and gas related products and services, the success of integrating and realizing the potential of acquisitions, demand for products and services in the drilling industry generally, political and economic conditions in the countries in which NQL does business, the ability of NQL to attract and retain key personnel, fluctuations in the value of the Canadian dollar relative to the US dollar, technological change, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's continuous disclosure filings, filed on sedar.com, including those referred to in the management's discussion and analysis section of NQL's most recent Annual Report to shareholders as well as those risk factors described in NQL's most recent Annual Information Form. Consequently, all of the forward-looking information contained in this interim report (including Management's Discussion and Analysis) are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by NQL, as expressed or implied by the forward looking information, will be realized or, even if substantially realized, that they will have the expected consequences to or effects on NQL or its business operations. NQL disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events. Readers should not place undue reliance on forward-looking information.

NON-GAAP MEASURES

In this interim report, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2006 compared to the prior year. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

FINANCIAL SUMMARY

FINANCIAL RESULTS (thousands of Canadian dollars, except share and per share data)	For the three months ended June 30,		For the six months ended June 30,	
	2006	2005	2006	2005
Revenue	$ 35,419	$ 20,548	$ 70,063	$ 41,924
EBITDA*	$ 12,775	$ 6,418	$ 28,006	$ 13,473
Income from continuing operations	$ 6,113	$ 2,541	$ 14,237	$ 5,730
Per share - basic	$ 0.14	$ 0.06	$ 0.33	$ 0.14
Per share - diluted	$ 0.14	$ 0.06	$ 0.32	$ 0.14
Net income	$ 4,802	$ 2,436	$ 12,840	$ 5,909
Per share - basic	$ 0.11	$ 0.06	$ 0.30	$ 0.14
Per share - diluted	$ 0.11	$ 0.06	$ 0.29	$ 0.14
Weighted average common shares outstanding - basic	43,276,624	41,983,925	43,262,311	41,947,606
Weighted average common shares outstanding - diluted	44,449,032	42,225,186	44,304,222	42,111,220

FINANCIAL POSITION (thousands of Canadian dollars, except share data)	June 30, 2006	December 31, 2005
Working capital	$ 45,127	$ 43,640
Total assets	$ 170,951	$ 145,133
Total debt	$ 5,359	$ 2,857
Shareholders' equity	$ 135,110	$ 124,113
Total common shares outstanding	43,279,162	43,235,662

FINANCIAL STATISTICS	For the three months ended June 30,		For the six months ended June 30,	
	2006	2005	2006	2005
Gross margin as a percentage of revenue (%)	50	50	54	51
EBITDA* as a percentage of revenue (%)	36	31	40	32

	June 30, 2006	December 31, 2005
Working capital ratio	2.8:1	3.6:1
Debt to equity ratio	0.04:1	0.02:1



$40,000
$30,000
$20,000
$10,000
$0
Q2 2005
Q2 2006

Revenue
(Thousands of Canadian Dollars)



$12,000
$8,000
$4,000
$0
Q2 2005
Q2 2006

EBITDA*
(Thousands of Canadian Dollars)



$8,000
$6,000
$4,000
$2,000
$0
Q2 2005
Q2 2006

INCOME FROM CONTINUING OPERATIONS
(Thousands of Canadian Dollars)

* EBITDA ("earnings before interest, income taxes, depreciation and amortization" - which the Company calculates as gross margin less general and administrative expenses) is not a recognized measure under GAAP. Management believes that in addition to net income, EBITDA is a useful supplemental measure of the Company's operating results. Investors should be cautioned that EBITDA should not be construed as an alternative to income from continuing operations or net income determined in accordance with GAAP as an indicator of NQL's performance. NQL's method of calculating EBITDA may differ from other companies and accordingly may not be comparable to measures used by other companies.

INTRODUCTION

NQL's second quarter income per common share from continuing operations more than doubled to $0.14/share versus $0.06/share in 2005. The year-over-year improvement stems from a variety of factors including very strong industry activity levels, the positive impact of the Prescott acquisition, improved pricing, and improved EBITDA margins reflecting the operational leverage of the Company during periods of high activity.

Second quarter 2006 EBITDA also showed significant strength and increased 100 percent to $12.8 million (36 percent of revenue) versus $6.4 million (31 percent of revenue) in 2005. The improvements in EBITDA margins reflect the efficiencies associated with high activity levels as the Company was able to spread its fixed costs over a higher revenue base.

Operationally, the second quarter of 2006 featured the following highlights:

- the Prescott acquisition significantly outperformed expectations and produced C$7.4 million in revenue;
- results in the Middle East region increased to record levels with quarterly revenue of C$1.9 million compared to only C$0.6 million in the second quarter of 2005;
- EM demand continued to remain strong with the sale of 5 kits during the quarter;
- significant steps to improve our manufacturing capability were taken including: a) the consolidation of the former Stabeco Calgary facility into our primary Canadian facility in Nisku; b) expansion of the Prescott facility in Lafayette which will continue through the remainder of 2006; and c) increases in Houston manufacturing staff for our EM product line which will result in the Company reaching its stated goal of producing three kits per month;
- output in the Nisku manufacturing facility in the second quarter increased 55 percent over the comparable period in 2005. The Company anticipates manufacturing hours will show further increases in the third quarter;
- the Company increased its fleet of rental motors in the second quarter by 4 percent since the end of the first quarter of this year; and
- as a result of continued poor financial results in Argentina, management has made the decision to discontinue operations in that country. Management expects to fully discontinue operations in Argentina during the third quarter and redeploy the operating assets to other regions of the world where the Company can capitalize on high demand and positive economics. The impact on the Company related to shutting down operations in Argentina is expected to be a one-time charge of approximately $0.03/share which was recorded in the second quarter results.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes as at, and for the three and six months ended June 30, 2006 and 2005, and should also be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2005. The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is dated August 2, 2006. Additional information, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com. All dollar amounts contained herein are denominated in Canadian dollars unless otherwise specified.

Revenue

Three months

For the three months ended June 30, 2006, NQL recorded revenue of $35.4 million representing an increase of 72 percent over the $20.5 million recorded in 2005. The increase in revenue resulted primarily from higher activity levels in most of the regions in which the Company operates. The Company's newly acquired (March 16, 2006) Prescott operations had a strong quarter contributing $7.4 million in revenue in the US. The US also showed continued growth in the Company's core Black Max downhole motor business as well as its EM-MWD product line. Revenue growth in Canada resulted primarily from increased parts and service revenue from customer owned motors, increased motor sales, and revenue from the Company's Stabeco product line, which was acquired in September 2005. Internationally, the Company experienced year-over-year revenue growth in the Middle East, Venezuela and Holland due to high activity levels in these regions.

Geographically, revenue was broken down between $6.9 million (2005 - $4.0 million) in Canada, $21.4 million (2005 - $12.0 million) in the United States and $7.1 million (2005 - $4.5 million) from various international locations.

Six months

Revenue for the six months ended June 30, 2006 increased 67 percent to $70.1 million from $41.9 million in 2005 and resulted from strong activity levels in most of the Company's operating regions. U.S. operations benefited from a significant year-over-year increase in the Company's EM-MWD product line, strong motor revenue from the Black Max line and the impact of the Prescott acquisition. In Canada, the Company experienced increases in revenue on a year-to-date basis due to higher motor sales, increased parts and service revenue from customer owned motors and revenue from the addition of the Stabeco product line. The Company's international operations increased year-to-date revenue by over 50% compared to the prior year due primarily to high activity levels in Venezuela, the Middle East and Holland.

Geographically, revenue was broken down as $18.5 million (2005 - $10.7 million) in Canada, $37.9 million (2005 - $22.2 million) in the United States and $13.7 million (2005 - $9.0 million) from various international locations.

Expenses and Margins

Three and six months

Although the Company experienced significant growth in its revenue, gross margins for the second quarter of 2006 remained flat to the prior year at 50%. This is primarily a result of the Prescott acquisition which has lower margins than the previous NQL operations and inflationary pressures on labor and manufacturing costs. On a year-to-date basis, gross margins were 54% compared to 51% in 2005. The increase primarily relates to price increases implemented during the latter part of 2005, strong margins achieved on the Stabeco product lines due to the operational synergies that NQL was able to extract from the acquisition, and the impact of spreading the Company's fixed costs over a larger revenue base.

General and Administrative

Three and six months

General and administrative expenses for the second quarter increased from $3.9 million ($8.1 million for six months) in 2005 to $4.9 million ($9.7 million for six months) in 2006. The increases primarily resulted from the additional G&A associated with the Stabeco and Prescott acquisitions. The high activity levels experienced in 2006 resulted in a reduction in general and administrative costs as a percentage of revenue to 14 percent compared to 19 percent in 2005 on both a quarterly and year-to-date basis.

Amortization

Three and six months

Amortization expense increased for the three months ended June 30, 2006 to $3.4 million ($6.4 million for six months) from $2.3 million ($4.8 million) for the same period last year. The majority of the increases relate to the amortization associated with the assets acquired in the Stabeco and Prescott acquisitions, which had no corresponding impact on the three and six months ended June 30, 2005 as these acquisitions were completed on September 1, 2005 and March 16, 2006, respectively.

Interest

Three and six months

Interest expense for the second quarter of 2006 was $0.2 million compared to $0.1 million in the prior year. The increase relates to debt incurred to finance the Prescott acquisition near the end of the first quarter. On a year-to-date basis, the Company experienced very little change in interest expense during 2006 compared to the prior year.

Stock-based compensation

Three and six months

For the three months ended June 30, 2006, the Company recorded compensation expense relating to stock options totaling $0.3 million ($0.7 million for six months) compared to $0.2 million ($0.3 million for six months) in the prior year. The increase relates primarily to stock options issued to senior management during the latter part of 2005.

Net income and income per share

Three and six months

Income from continuing operations for the three months ended June 30, 2006 increased by over 140 percent to $6.1 million ($0.14/diluted share) compared to $2.5 million ($0.06/diluted share) in 2005. Net income for the three months ended June 30, 2006 was $4.8 million ($0.11/diluted share) compared to $2.4 million ($0.06/diluted share) in 2005.

On a year-to-date basis, income from continuing operations and net income for 2006 were $14.2 million ($0.32/diluted /share) and $12.8 million ($0.29/diluted share), respectively. This compares to income from continuing operations and net income of $5.7 million ($0.14/diluted share) and $5.9 million ($0.14/diluted share), respectively in the prior year.

The significant year-over-year increase in quarterly and year-to-date profitability resulted primarily from overall strong activity levels in all areas of the Company's business and the impact of the Stabeco and Prescott acquisitions.

Business Acquisitions

Prescott

On March 16, 2006, the Company acquired all of the outstanding shares and ownership interests of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C. (collectively "Prescott"). The acquisition was accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The total cost of the purchase was $21.3 million cash (including transaction costs of approximately $0.6 million) plus contingent cash consideration equal to 25 percent of the operating cash flow of Prescott for a three year period, subject to an annual threshold requirement as well as annual and cumulative maximums. No accrual has been recorded for this contingent consideration as the outcome of the contingency cannot be reasonably determined as at June 30, 2006.

Prescott, a privately-held Lafayette, Louisiana based company, is in the business of designing, manufacturing, renting and selling mud lubricated bearing downhole motors ("mud lube motors") primarily in the Gulf Coast Region of the United States. The mud lube motor is a distinct and separate product from the oil sealed and lubricated bearing design ("oil sealed motors") previously offered by NQL. As a result of the Prescott acquisition, NQL will now be able to offer its customers a complete line of downhole motors suitable for any drilling application or customer preference. To date, Prescott has operated almost exclusively in the US Gulf Coast region, however, applications for mud lube motors are found in all oil and gas producing areas of the world creating an opportunity for NQL to utilize its global distribution network to expand the Prescott line.

Stabeco

On September 1, 2005, the Company acquired all of the operating assets and business of Calgary, Alberta-based Stabeco Industries Inc. ("Stabeco") for a total cost of $23.7 million, consisting of share consideration of 1,187,648 common shares of the Company with an accounting value of $5.7 million, cash of $17.8 million (including transaction costs of approximately $1.1 million) and long-term debt assumed of $0.2 million. In addition, the cost of the purchase may increase as the Company may be required to pay additional cash consideration contingent on the achievement of certain revenue targets over a five-year period from the date of acquisition. No accrual has been recorded for this contingent consideration as the outcome of the contingency cannot be reasonably determined as at June 30, 2006.

Stabeco's business involves the design, manufacture, rental and sale of specialized oil & gas downhole drilling tools with a focus on performance drilling applications. Stabeco's primary product is its patent protected square motor. As a result of this patented design, Stabeco is able to provide its customers with a highly cost effective downhole motor capable of withstanding high levels of weight on bit without causing significant deviation from a straight trajectory. The combination of weight on bit and stabilization has been proven to significantly reduce drilling time while also offering Stabeco's customers a competitive cost solution relative to competing deviation control and performance drilling technologies. In addition to square motors, other specialty drilling tools provided by Stabeco include slant reamers, near bit reamers, integral blade stabilizers, tapered blade reamers, keyseat wipers, drilling jars, round motors and square drill collars.

Discontinued Operations

During the second quarter of 2006, the Company decided to discontinue its operations in Argentina. The operation has performed very poorly over a period of time and management felt that it could more profitably deploy the operating assets in other areas of the Company. Accordingly, the results of operations and cash flows for Argentina have been accounted for on a discontinued basis for the current and prior periods. The loss from discontinued operations for the three and six months ended June 30, 2006 was $1.3 million and $1.4 million, respectively. Included in this loss were provisions totaling $0.8 million to record severance obligations and write-down capital assets, inventory and other working capital items, as well as a charge of $0.3 million, which represents the realization of the cumulative translation adjustment balance associated with the Argentine operations.

Summary of Quarterly Results

(In thousands of Canadian dollars, except per share figures)[1]								
	2nd Q 2006	1st Q 2006[1]	4th Q 2005[1]	3rd Q 2005[1]	2nd Q 2005[1]	1st Q 2005[1]	4th Q 2004[1]	3rd Q 2004[1]
REVENUE	$ 35,419	$ 34,644	$ 30,458	$ 24,692	$ 20,548	$ 21,376	$ 17,227	$ 14,398
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 6,113	$ 8,124	$ 5,411	$ 3,800	$ 2,541	$ 3,189	$ 939	$ (2,584)
- PER SHARE – BASIC	$ 0.14	$ 0.19	$ 0.13	$ 0.09	$ 0.06	$ 0.08	$ 0.02	$ (0.06)
- PER SHARE – DILUTED	$ 0.14	$ 0.18	$ 0.12	$ 0.09	$ 0.06	$ 0.08	$ 0.02	$ (0.06)
NET INCOME (LOSS)	$ 4,802	$ 8,038	$ 5,304	$ 3,707	$ 2,436	$ 3,473	$ 791	$ (15,131)
- PER SHARE – BASIC	$ 0.11	$ 0.19	$ 0.12	$ 0.09	$ 0.06	$ 0.08	$ 0.02	$ (0.36)
- PER SHARE – DILUTED	$ 0.11	$ 0.18	$ 0.12	$ 0.09	$ 0.06	$ 0.08	$ 0.02	$ (0.36)

(1) Note: Figures have been restated to reflect the discontinued operations treatment of the Company's Argentine operations (see "Discontinued Operations" above)

Capital Resources, Liquidity and Share Capital

In March 2006, NQL signed a new loan agreement with its lenders to allow the Company to draw up to $20.8 million of long-term debt and $15 million under an operating line of credit. On March 16, 2006, the Company borrowed US$15.0 million under the long term debt portion of this new agreement to fund the acquisition of Prescott. At June 30, 2006, the balance outstanding under this loan was $4.5 million (US$4.0 million). At June 30, 2006, the Company had not drawn on its operating line of credit.

At June 30, 2006, the Company had total debt outstanding of $5.4 million compared with $2.9 million at December 31, 2005 with the increase attributable to the loan to finance the Prescott acquisition.

Other than changes to long-term debt, there have been no material changes to contractual obligations since December 31, 2005.

At June 30, 2006, the Company was committed to capital expenditures totaling approximately $0.50 million related primarily to the addition of manufacturing equipment at its facility in Lafayette, Louisiana.

At June 30, 2006, the Company had positive working capital of $45.1 million compared to $43.6 million at December 31, 2005.

At August 2, 2006, NQL had 43,279,162 Class A common shares outstanding and 2,386,500 stock options outstanding. This compares to 43,235,662 Class A common shares and 2,401,500 stock options outstanding at December 31, 2005. The change in common shares outstanding from year-end relates to the stock options exercised during the first and second quarters. Details regarding capital stock and stock options can be found in Note 5 to the interim consolidated financial statements.

Outlook

Although North American natural gas prices have been subject to significant downward pressure over the past several months, the Company has seen virtually no impact on its operations and continues to experience very high levels of demand for its products and services. NQL's manufacturing operations are currently working through a strong order book reflecting the very high levels of customer demand for both downhole motors and EM systems. As a result, the Company will maintain its focus on increasing manufacturing output to capture existing demand in the current environment.

Looking forward, recent positive signals in the natural gas market and the strong demand being experienced by NQL have improved the outlook of management over the near term. The Company is cautiously optimistic that drilling activity in North America will not be significantly impacted over the short term by high natural gas storage levels as industry participants appear to be focused on the bullish longer-term fundamentals in the industry. As a result, the Company intends to utilize its strong balance sheet and continue to aggressively advance both internal and external growth initiatives until such time as market conditions indicate a need for a change in strategy.

(thousands of Canadian dollars)

	June 30, 2006	December 31, 2005
ASSETS		
CURRENT		
Cash and cash equivalents	$ 4,672	$ 1,909
Accounts receivable	33,284	28,162
Income taxes recoverable	672	2,322
Inventory	26,884	22,081
Prepaid expenses	963	971
Future income taxes	3,923	4,876
	70,398	60,321
Future income taxes	—	571
Capital assets	74,891	73,543
Intangible assets	13,028	6,362
Goodwill	12,634	4,336
	$ 170,951	$ 145,133
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 18,599	$ 13,901
Income taxes payable	1,966	802
Current portion of long-term debt (Note 4)	4,706	1,978
	25,271	16,681
Long-term debt (Note 4)	653	879
Future income taxes	9,917	3,460
	35,841	21,020
Contingencies and Guarantees (Notes 2 and 7)		
SHAREHOLDERS' EQUITY		
Capital stock (Note 5)	184,607	184,393
Contributed surplus	7,114	6,527
Deficit	(35,359)	(48,199)
Cumulative translation adjustment (Note 6)	(21,252)	(18,608)
	135,110	124,113
	$ 170,951	$ 145,133

	For the three months ended June 30,		For the six months ended June 30,	
	2006	2005	2006	2005
		(restated – note 3)		(restated – note 3)
REVENUE	$ 35,419	$ 20,548	$ 70,063	$ 41,924
Direct expenses	17,695	10,222	32,402	20,391
Gross margin	17,724	10,326	37,661	21,533
EXPENSES				
General and administrative	4,949	3,908	9,655	8,060
Amortization	3,378	2,349	6,413	4,777
	8,327	6,257	16,068	12,837
Income from continuing operations before under noted	9,397	4,069	21,593	8,696
Interest expense	(210)	(77)	(342)	(234)
Stock-based compensation (Note 5)	(341)	(210)	(661)	(310)
Other income	67	10	15	34
Foreign exchange income (loss)	181	(102)	157	(206)
Income from continuing operations before income taxes	9,094	3,690	20,762	7,980
Income tax (expense) recovery				
Current	(1,655)	199	(2,210)	(185)
Future	(1,326)	(1,348)	(4,315)	(2,065)
	(2,981)	(1,149)	(6,525)	(2,250)
Income from continuing operations	6,113	2,541	14,237	5,730
(Loss) income from discontinued operations, net of income taxes (Note 3)	(1,311)	(105)	(1,397)	179
Net income	$ 4,802	$ 2,436	$ 12,840	$ 5,909
INCOME (LOSS) PER COMMON SHARE (Note 8)				
Income per common share from continuing operations				
Basic	$ 0.14	$ 0.06	$ 0.33	$ 0.14
Diluted	$ 0.14	$ 0.06	$ 0.32	$ 0.14
Loss per common share from discontinued operations				
Basic	$ (0.03)	$ 0.00	$ (0.03)	$ 0.00
Diluted	$ (0.03)	$ 0.00	$ (0.03)	$ 0.00
Net income per common share				
Basic	$ 0.11	$ 0.06	$ 0.30	$ 0.14
Diluted	$ 0.11	$ 0.06	$ 0.29	$ 0.14
Weighted-average common shares outstanding - basic	43,276,624	41,983,925	43,262,311	41,947,606
Weighted-average common shares outstanding - diluted	44,449,032	42,225,186	44,304,222	42,111,220

NQL ENERGY SERVICES INC. – Consolidated Statements of Deficit (unaudited)
(thousands of Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,	
	2006	2005	2006	2005
Deficit, beginning of period	$ (40,161)	$ (59,646)	$ (48,199)	$ (63,119)
Net income for the period	4,802	2,436	12,840	5,909
Deficit, end of period	$ (35,359)	$ (57,210)	$ (35,359)	$ (57,210)

(thousands of Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,	
	2006	2005	2006	2005
		(restated – note 3)		(restated – note 3)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES				
OPERATING ACTIVITIES				
Income from continuing operations	$ 6,113	$ 2,541	$ 14,237	$ 5,730
Items not affecting cash				
Amortization	3,378	2,349	6,413	4,777
Amortization of deferred financing costs	13	46	17	65
Stock-based compensation	341	210	661	310
Future income taxes	1,326	1,348	4,315	2,065
Gain on sale of capital assets	(1,212)	(23)	(3,084)	(128)
	9,959	6,471	22,559	12,819
Net change in operating working capital items	4,222	(814)	(240)	(4,327)
CASH PROVIDED BY CONTINUING OPERATIONS	14,181	5,657	22,319	8,492
CASH (USED IN) PROVIDED BY DISCONTINUED OPERATIONS	(36)	287	(57)	504
CASH PROVIDED BY OPERATING ACTIVITIES	14,145	5,944	22,262	8,996
FINANCING ACTIVITIES				
Issuance of capital stock	11	95	140	217
Proceeds from long-term debt	73	28	17,459	86
Repayment of long-term debt	(10,271)	(3,571)	(15,945)	(4,876)
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(10,187)	(3,448)	1,654	(4,573)
INVESTING ACTIVITIES				
Proceeds from the sale of capital assets	3,558	1,125	6,746	2,971
Business acquisition (Note 2)	(34)	-	(20,272)	-
Intangible assets	-	-	(43)	(26)
Purchase of capital assets	(4,739)	(1,791)	(7,584)	(3,156)
CASH USED IN INVESTING ACTIVITIES	(1,215)	(666)	(21,153)	(211)
Net increase in cash and cash equivalents	2,743	1,830	2,763	4,212
Cash and cash equivalents, beginning of period	1,929	3,809	1,909	1,427
Cash and cash equivalents, end of period	$ 4,672	$ 5,639	$ 4,672	$ 5,639
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Interest paid	$ 258	$ 83	$ 358	$ 275
Income taxes (received) paid	$ (971)	$ 399	$ (316)	$ 646

(thousands of Canadian dollars, except share and per share data)

1. BASIS OF PRESENTATION

These interim consolidated financial statements of NQL Energy Services Inc. ("the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim consolidated financial statements follow the same accounting policies and methods as the December 31, 2005 consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and related notes thereto for the year ended December 31, 2005.

2. BUSINESS ACQUISITIONS

Prescott

On March 16, 2006, the Company acquired all of the outstanding shares and ownership interests of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C. (collectively "Prescott"). Prescott, a privately-held Lafayette, Louisiana based company, is in the business of designing, manufacturing, renting and selling mud lubricated bearing downhole motors ("mud lube motors") primarily in the Gulf Coast Region of the United States. The mud lube motor is a distinct and separate product from the oil sealed and lubricated bearing design previously offered by NQL. As a result of the Prescott acquisition, NQL will now be able to offer its customers a complete line of downhole motors suitable for any drilling application or customer preference. The acquisition was accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The total cost of the purchase was $21,277 cash plus contingent cash consideration equal to 25 percent of the operating cash flow of Prescott for a three year period, subject to an annual threshold requirement as well as annual and cumulative maximums. No accrual has been recorded for this contingent consideration as the outcome of the contingency cannot be reasonably determined as at June 30, 2006. The fair value ascribed to the net assets acquired was as follows:

Current assets (including $1,005 of cash)	$	7,753
Capital assets		4,802
Intangible assets		7,651
Current liabilities		(2,455)
Long-term debt		(1,302)
Future income taxes		(3,735)
Total net assets acquired		12,714
Goodwill		8,563
Total assets acquired	$	21,277
Purchase price		
Cash (including $554 of transaction costs)	$	21,277

On March 16, 2006, the long-term debt acquired was repaid in full.

Stabeco

On September 1, 2005, the Company acquired all of the operating assets and business of Calgary, Alberta-based Stabeco Industries Inc. (Stabeco). Stabeco's business involves the design, manufacture, rental and sale of specialized oil & gas downhole drilling tools with a focus on performance drilling applications. The acquisition was accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The total cost of the purchase was $23,680, consisting of share consideration of 1,187,648 common shares with a value of $5,665, cash of $17,826 and long-term debt assumed of $189. The value per share used to calculate the share consideration was $4.77. This price was the weighted average trading price per share for the period from two business days prior through to two business days after the announcement date. In addition, the cost of the purchase may increase as the Company may be required to pay additional cash consideration contingent on the achievement of certain revenue targets over a five-year period from the date of acquisition. No accrual has been recorded for this contingent consideration as the outcome of the contingency cannot be reasonably determined as at June 30, 2006.

(thousands of Canadian dollars, except share and per share data)

3. DISCONTINUED OPERATIONS

During the second quarter of 2006, the Company decided to discontinue its operations in Argentina. Accordingly, the results of operations and cash flows for Argentina have been accounted for on a discontinued basis for the current and prior periods.

Amounts included in the consolidated balance sheets relating to the Argentina discontinued operations are as follows:

	June 30, 2006	December 31, 2005
Accounts receivable	$ 125	$ 250
Prepaid expenses	19	377
Accounts payable	(334)	(112)
Net working capital	$ (190)	$ 515

Results of discontinued operations are as follows:

	For the three months ended June 30,		For the six months ended June 30,	
	2006	2005	2006	2005
Revenue	$ 181	$ 148	$ 335	$ 646
Loss (income) from operations - net of income taxes	$ (80)	$ (105)	$ (166)	$ 179
Write-down of discontinued operations to fair value - net of income taxes	(1,231)	—	(1,231)	—
(Loss) income from discontinued operations - net of income taxes	$ (1,311)	$ (105)	$ (1,397)	$ 179

The loss from discontinued operations is after deduction of amortization of $24 (2005 - $25) and $49 (2005 - $50) for the three and six months ended June 30, 2006, respectively. The loss from discontinued operations for the three and six months ended June 30, 2006 also includes provisions to write-down inventory and capital assets to their fair value in the amount of $282 and a loss of $304 upon realization of the cumulative translation adjustment balance associated with the Argentina operations (Note 6).

4. LONG-TERM DEBT

	June 30, 2006	December 31, 2005
US term loan, payable over three years beginning March 16, 2006 and due March 15, 2009, bearing interest at prime plus 0.5% and secured by a general security agreement providing a first charge on all assets of the Company and its Canadian and U.S. subsidiaries	$ 4,480	$ —
Vehicle loans and leases payable, interest rates varying from 5% to 7.25% and secured by specific automotive equipment	414	484
Canadian term loan, repaid during the period	—	2,000
Other	465	373
	5,359	2,857
Less current portion	4,706	1,978
	$ 653	$ 879

In March 2006, NQL signed a new loan agreement with its lenders to allow the Company to draw up to $20,800 of long-term debt, in addition to its operating line of credit which was increased to a maximum of $15,000. On March 16, 2006, the Company borrowed $15,000 U.S. of long-term debt under this new agreement to fund the acquisition of Prescott (Note 2). At June 30, 2006, the balance outstanding under this loan was $4,480 ($4,000 U.S.).

(thousands of Canadian dollars, except share and per share data)

5. CAPITAL STOCK

Changes in the Company's common shares outstanding for the three and six months ended June 30, 2006 are as follows:

	For the three months ended June 30, 2006		For the six months ended June 30, 2006	
	Number	Amount	Number	Amount
Issued				
Common shares				
Class A common shares				
Balance at beginning of period	43,275,662	$ 184,590	43,235,662	$ 184,393
Stock options exercised:				
- cash consideration	3,500	11	43,500	140
- reclassification from contributed surplus	—	6	—	74
Balance at June 30, 2006	43,279,162	$ 184,607	43,279,162	$ 184,607

Changes in the Company's stock options outstanding for the three and six months ended June 30, 2006 are as follows:

	For the three months ended June 30, 2006		For the six months ended June 30, 2006	
	Number	Weighted Average Exercise price	Number	Weighted Average Exercise price
Options				
Outstanding at beginning of period	2,401,500	$ 3.33	2,401,500	$ 3.26
Issued	20,500	7.80	70,500	7.01
Cancelled	(32,000)	4.27	(42,000)	4.48
Exercised	(3,500)	3.19	(43,500)	3.22
Outstanding at June 30, 2006	2,386,500	$ 3.35	2,386,500	$ 3.35

Stock-based compensation

For the three and six months ended June 30, 2006, the Company recorded compensation expense relating to stock options totaling $341 (2005 - $210) and $661 (2005 – $310), respectively, with an offsetting increase to contributed surplus.

The fair value of each option grant by the Company was estimated using the Black-Scholes option-pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 4.14%, an average life of five years, and a volatility of 65.02%. The amounts computed, according to the Black-Scholes pricing model, may not be indicative of the actual values realized upon the exercise of these options by the holders.

(thousands of Canadian dollars, except share and per share data)

6. CUMULATIVE TRANSLATION ADJUSTMENT

The cumulative translation adjustment represents the net unrealized foreign currency translation loss on the Company's net investment in self-sustaining foreign operations.

Cumulative unrealized loss, beginning of period	$ (18,608)
Realized loss on the discontinuation of the Argentina operations (Note 3)	304
Unrealized loss for the period on translation of net investment	(2,948)
Cumulative unrealized loss, end of period	$ (21,252)

The change in cumulative translation adjustment is primarily related to the change in the rate of exchange between the Canadian dollar and the U.S. dollar, and the effect this change has on the assets and liabilities of the Company's self-sustaining foreign subsidiaries. The U.S. dollar exchange rate at June 30, 2006 was 1.1201 (December 31, 2005 – 1.1660).

7. GUARANTEES

The Company has agreements in place to indemnify its Directors and Officers for certain events or occurrences while the Director or Officer is or was serving at the Company's request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company has Director and Officer Liability insurance coverage that mitigates a portion of its exposure and enables the Company to recover a portion of any future amounts paid.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company's financial position or operating results.

8. INCOME PER COMMON SHARE

In calculating diluted income per common share under the treasury stock method, the numerator remains unchanged from the basic income per common share calculation, as the assumed exercise of the Company's stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted income per common share is as follows:

	For the three months ended June 30,	
	2006	2005
Weighted average number of common shares outstanding - basic income per common share	43,276,624	41,983,925
Effect of dilutive securities	1,172,408	241,261
Weighted average number of common shares outstanding - diluted income per common share	44,449,032	42,225,186

	For the six months ended June 30,	
	2006	2005
Weighted average number of common shares outstanding - basic income per common share	43,262,811	41,947,606
Effect of dilutive securities	1,041,911	163,614
Weighted average number of common shares outstanding - diluted income per common share	44,304,222	42,111,220

(thousands of Canadian dollars, except share and per share data)

9. SEGMENTED INFORMATION

The Company operates in the following geographical segments. Revenue is attributed to these geographical segments based on the country from which the product or service originates.

	For the three months ended June 30,		For the six months ended June 30,	
	2006	2005	2006	2005
Revenue				
Canada	$ 6,870	$ 3,974	$ 18,531	$ 10,713
United States	21,397	12,034	37,886	22,253
International	7,152	4,540	13,646	8,958
	$ 35,419	$ 20,548	$ 70,063	$ 41,924
Capital assets				
Canada	$ 31,479	$ 20,200	$ 31,479	$ 20,200
United States	31,823	28,725	31,823	28,725
International	11,589	12,167	11,589	12,167
	$ 74,891	$ 61,092	$ 74,891	$ 61,092

10. SEASONALITY OF OPERATIONS

A significant percentage of the Company's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Company's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through early June is traditionally the Company's slowest time.

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

NQL ENERGY SERVICES INC. – CORPORATE INFORMATION

HEAD OFFICE

NQL ENERGY SERVICES INC.
1507-4th Street
Nisku, Alberta, Canada
T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
website: www.nql.com

DIRECTORS

Patrick Shouldice – Chairman [2]
Calgary, Alberta

Thomas R. Bates, Jr. [1]
Houston, Texas

John G. Clarkson [2]
Calgary, Alberta

William J Myers [1]
Carbondale, Colorado

Kevin L. Nugent
Calgary, Alberta

Dean G. Prodan [1] [2]
Calgary, Alberta

(1) member of the Audit and Corporate Governance Committee
(2) member of the Compensation Committee

OFFICERS

Kevin L. Nugent
President and Chief Executive Officer

Callin C. (Joe) Kerr
Senior Vice President Operations

Darren B. Stevenson
Vice President Finance

Doug H.L. Edwards
Vice President Manufacturing

Susan J. Foote
Corporate Secretary

BANKER

HSBC Bank Canada
Calgary, Alberta

LEGAL COUNSEL

Miles Davison LLP
Calgary, Alberta

AUDITORS

Deloitte & Touche LLP
Edmonton, Alberta

REGISTRAR AND TRANSFER AGENT

CIBC Mellon Trust Company
Suite 600, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1
Telephone: (780) 232-2400
Facsimile: (780) 264-2100
For Change of Address / Lost Share Certificates / General Inquiries, please notify by mail, telephone or fax

INVESTOR RELATIONS CONTACT

Susan J. Foote
Corporate Secretary
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
E-mail: sue.foote@nql.com

Financial reports and additional information can be downloaded from the Investor Relations menu under www.nql.com

NQL ENERGY SERVICES INC. – Location Information

CANADA

Nisku (Edmonton), Alberta
780-955-8828

Calgary, Alberta
403-266-3700

Estevan, Saskatchewan
306-634-8828

Grande Prairie, Alberta
780-532-8115

For complete address and contact information see NQL's website at www.nql.com

UNITED STATES

Baker, Montana
406-853-2738

Bakersfield, California
661-327-0226

Casper, Wyoming
307-237-9163

Denver, Colorado
303-925-0399

Grande Junction, Colorado
970-640-1095

Interlochen (Traverse City), Michigan
231-357-3377

Lafayette, Louisiana (Prescott)
337-856-5300

Odessa, Texas
432-580-5346

Oklahoma City, Oklahoma
405-688-5000

Parkersburg, West Virginia
304-482-6706

Stafford (Houston), Texas
281-568-1336

Vernal, Utah
435-828-8130

Willis (Houston), Texas (Prescott)
936-344-7700

INTERNATIONAL

Bolivia
Santa Cruz
5913-352-4107

The Netherlands
Akersloot
31-72-53-53-53-5

United Arab Emirates
Dubai
9714-347-7719

Venezuela
Ciudad Ojeda
58-265-631-0511

Anaco
58-282-425-5478

Barinas
58-273-533-0808